Notice of Exempt Solicitation

NAME OF REGISTRANT: Wells Fargo & Company

NAME OF PERSON RELYING ON EXEMPTION: The Sisters of St. Francis Dubuque Charitable Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 3390 Windsor Avenue, Dubuque, IA 52001

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Summary

Wells Fargo & Company’s (“Wells Fargo’s” or the “Company’s”) CEO Charlie Scharf pronounced that “climate change is one of the most urgent environmental and social issues of our time, and Wells Fargo is committed to aligning our activities to support the goals of the Paris Agreement and to helping transition to a net zero carbon economy.”1 To respond to this challenge, Wells Fargo joined the Net Zero Banking Alliance2; set its own net zero goal for greenhouse gas (“GHG”) emissions, including financed emissions3; and committed to “advocate for policies that enable client transitions.”4 Investors are increasingly monitoring adherence to such commitments by requesting reports on how corporate public policy advocacy aligns with companies’ own goals as well as the net-zero goals of the Paris Climate Agreement. Companies globally, in a variety of sectors, have begun to issue such reports.5

Item #7 on Wells Fargo’s proxy card, “Shareholder Proposal—Climate Lobbying Report” (the “Proposal”) asks Wells Fargo to analyze and report to shareholders on the alignment between its policy influence activities and its climate goals and the goals of the Paris Agreement. Wells Fargo appears not to have conducted such analyses or disclosed information about how it assesses advocacy alignment.

Accordingly, we urge shareholders to vote FOR Proposal #7

The Proposal

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1 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by- 2050/default.aspx

2 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Joins-Net-Zero-Banking-Alliance/default.aspx

3 https://sites.wf.com/co2emission/CO2eMission_Executive_Summary.pdf

4 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

5 https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf; https://ca100.influencemap.org/lobbying-disclosures

RESOLVED: Shareholders of Wells Fargo and Company request that the Board of Directors analyze and report to shareholders annually (at reasonable cost, omitting confidential and proprietary information) on whether and how it is aligning its lobbying and policy influence activities and positions, both direct and indirect through trade associations, coalitions, alliances, and other organizations, with its public commitment to achieve net zero emissions by 2050, including the activities and positions analyzed, the criteria used to assess alignment, and involvement of stakeholders, if any, in the analytical process.

Rationale for a FOR Vote

1.	Wells Fargo has acknowledged its climate-related risks by committing to achieve net zero GHG emissions by 2050, including its financed emissions, and committed to advocate for public policies supporting the energy transition.

2.	Wells Fargo’s lobbying and other public policy activities, especially those conducted indirectly through trade associations, are not aligned with its own net-zero commitment, its commitment to advocate for policies supporting its clients’ transitions, or the goals of the Paris Agreement.

3.	Companies worldwide have responded to investor interest by releasing reports analyzing the extent of alignment between their lobbying and public policy advocacy activities and their own net-zero goals, the goals of the Paris Agreement, or both.[6]

4.	Wells Fargo’s existing disclosures fall far short of what the Proposal requests because they do not analyze: the activities nor policy positions taken internally or externally to determine alignment or misalignment; the criteria used to assess or define alignment; nor discuss the involvement of stakeholders, if any, in this process.

Analysis

1.	Wells Fargo has responded to significant climate-related risks by both committing to achieve net zero GHG emissions by 2050 (including its financed emissions) and to advocate for public policies supporting its clients’ energy transitions. Yet the Company has little to no disclosure about or evidence on its work on climate policy advocacy to achieve both of these goals.

Climate change poses significant risks to Wells Fargo and its clients. Major weather events such as hurricanes, floods and droughts are already affecting companies’ operations, and companies in many industries face transition risk, which are costs stemming from new laws and regulations, as well as changing consumer preferences, to mitigate the impacts from climate change.7 A recent report by the Interfaith Center on Corporate Responsibility warned that “delays in curbing greenhouse gasses increase the physical risks from extreme weather, threaten regional economic stability, and heighten volatility in investment portfolios.”8

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6 https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf;

7 https://www.zurich.com/en/knowledge/topics/climate-change/how-climate-change-will-impact-business-everywhere

8 https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf, at 6.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.

2

Climate risks also have the potential to destabilize the financial system, according to financial regulators:

●	The Financial Stability Oversight Council (“FSOC”) has characterized climate change as “an emerging threat to the financial stability of the United States” and recommended that agency members “expand their respective capacities to define, identify, measure, monitor, assess, and report on climate-related financial risks and their effects on financial stability.”[9]
●	Federal Reserve economists explained that financial risks and risks to economic activity stemming from climate change, such as asset devaluations and lower GDP growth, “could increase financial-system vulnerabilities through losses to levered financial intermediaries, disruption in financial market functioning, or sudden repricing of large classes of assets.”[10]
●	The 2020 Financial Stability Report by the Board of Governors of the Federal Reserve System warned that climate change “is likely to increase financial shocks and financial system vulnerabilities” through “repricing events and direct losses associated with climate hazards,” particularly where companies’ exposures to climate risk are not well understood by the markets or uncertainty exists about severe weather events and their relationship to economic outcomes.[11]
●	The Commodities Futures Trading Commission (“CFTC”), which has stated that climate-related risks can cause systemic financial risk,[12] sought public feedback last year on the steps it should take to implement the FSOC’s recommendation discussed above.[13]
●	Proposing a framework for banks’ management of climate-related financial risks, the Office of the Comptroller of the Currency opined that “[w]eaknesses in how banks identify, measure, monitor, and control the potential physical and transition risks associated with a changing climate could adversely affect a bank’s safety and soundness, as well as the overall financial system.”[14]

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9 https://home.treasury.gov/system/files/261/FSOC-Climate-Report.pdf, at 1-2, 5.

10 https://www.federalreserve.gov/econres/notes/feds-notes/climate-change-and-financial-stability-20210319.html

11 https://www.federalreserve.gov/publications/files/financial-stability-report-20201109.pdf, at 58-59.

12 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20

Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf, at 26.

13 https://www.cftc.gov/sites/default/files/2022/06/2022-12302a.pdf

14 https://www.occ.gov/news-issuances/bulletins/2021/bulletin-2021-62a.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.

3

Wells Fargo has responded to the risks posed by climate change by committing to achieve net zero GHG emissions, including financed emissions, by 2050.15 Financed emissions are emissions resulting from a company’s loans and investments; measuring them is “an important step financial institutions take to assess climate-related risks and opportunities, set targets in line with the Paris Agreement, and develop effective strategies to support the decarbonization of society.”16 Wells Fargo also joined the Net-Zero Banking Alliance17 (“NZBA”) and established the Wells Fargo Institute for Sustainable Finance to “direct capital to sustainable businesses and projects,”18 fund science-based research, and help communities affected by climate change.19 In 2021, the Company issued its first Task Force on Climate-Related Financial Disclosures (“TCFD”) report.20 We commend Wells Fargo for the leadership represented by these actions.

But without robust, supportive public policies, neither Wells Fargo’s climate goals for itself and its clients nor the Paris Agreement’s broader goals can be accomplished. A 2021 IMF Staff Climate Note concluded that an “enormous gap in mitigation policy” exists, which prevents achievement of ambitious climate mitigation goals, and called for a comprehensive set of policies, including carbon pricing, public investments in clean technology infrastructure, basic research, and market reforms to promote competition and investment.21 A 2021 report from Ceres noted that companies that “align their direct and indirect lobbying efforts to support science-based climate policies will drive the creation of a regulatory environment that best positions them for resilient growth.” And the science continues to be clearer on the urgency and policy needs to solve this challenge, according to the Intergovernmental Panel on Climate Change’s (“IPCC”) March 2023 assessment.22

Wells Fargo has also promised to “advocate for policies that enable client transitions.”23 The Institute for Sustainable Finance made a similar commitment.24 The Commitment Statement signed by members of the NZBA states that members will “engag[e] on corporate and industry (financial and real economy) action, as well as public policies, to help support a net-zero transition of economic sectors in line with science and giving consideration to associated social impacts.”25

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15 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

16 https://carbonaccountingfinancials.com/files/downloads/PCAF-Global-GHG-Standard.pdf, at 19.

17 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Joins-Net-Zero-Banking-Alliance/default.aspx

18 https://welcome.wf.com/impact/sustainability/

19 https://www.wellsfargo.com/about/corporate-responsibility/environment/

20 https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-disclosure.pdf

21 https://www.imf.org/en/Publications/staff-climate-notes/Issues/2021/10/29/Not-Yet-on-Track-to-Net-Zero-The-Urgent-Need-for-Greater-Ambition-and-Policy-Action-to-494808

22 https://www.ipcc.ch/report/sixth-assessment-report-cycle/

23 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

24 https://www.wellsfargo.com/about/corporate-responsibility/environment/

25 https://www.unepfi.org/wordpress/wp-content/uploads/2023/03/10-NZBA-PRB-Commitment-statement-D3.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.

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These commitments are important because in general, companies and organizations they fund have a long track record of opposing science-based climate policy. Having organizations such as trade associations serve as the public face of these efforts has allowed companies with “green” public messaging to distance themselves from opposition to policies intended to support decarbonization.26 For example, Dow Chemical and Corning publicly criticized President Donald Trump’s decision to withdraw from the Paris Agreement, but both companies belonged to the Industrial Energy Consumers of America, a trade association that urged the Trump Administration to withdraw.27 This is just one type of disconnect investors are taking note of related to climate policy consistency (or lack thereof).

As long-term Wells Fargo investors, we believe that our company must align its public policy engagement with its long-term climate goals and those of the Paris Agreement, and that transparency regarding the governance of lobbying activities, trade association memberships and engagement, and any efforts made to address misalignments between company policy and lobbying positions, are key elements of managing climate risk. Additionally, companies need to clearly vocalize the policies they (and in this case, their clients) most need to weather the energy transition. Yet, when presented with major opportunities to do so, Wells Fargo appears to largely be silent in advocating for banking, disclosure, mitigation, and transition policies that would support itself and its clients in meeting Net Zero commitments.

2.	Wells Fargo engages in public policy advocacy that is misaligned with its climate goals for itself and its clients, and with the Paris Agreement’s goals.

The Company has stated that one aspect of its lobbying (comments to the SEC) is aligned with the Paris Agreement in its CDP disclosures, yet has provided no evidence to support this assertion, and in fact notes major exceptions to even that support.28 Yet the Proposal seeks the very evidence that such an evaluation has occurred, what the findings are, and how the Company defines and determines alignment with Paris—across all of its climate policy advocacy. In fact, many of the CDP’s questions about policy alignment (Q. C12.3) are left blank by the Company, or with cursory answers—which would be a basic opportunity to provide any evidence of alignment due diligence.

Wells Fargo also says it engages in activities that “could either directly or indirectly influence policy, law, or regulation that may impact the climate” by engaging directly with policy makers and indirectly through trade associations and other organizations.29 Climate research firm InfluenceMap characterizes Wells Fargo’s own climate policy engagement as minimal, assigning the Company a score of nine out of 100 for “engagement intensity” in Feb. 2023. That score moved to 12 of 100 in late March 2023.30 That rating indicates that the Company is not engaging in the type of positive climate lobbying that would help its clients with their energy transitions, despite its commitment to do so.

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26 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable (“[B]y advocating and lobbying against government action on issues like climate change, the Business Roundtable gives its members space to publicly endorse (and claim credit for endorsing) legislative and regulatory action—such as Apple’s support for mandatory Scope 3 reporting, or Cummins and GM’s support for Build Back Better—all while knowing that the Roundtable will work behind the scenes in opposition.”))

27 https://theintercept.com/2017/06/04/paris-accord-trump-lobby-ceo-withdraw/

28 https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-change-information-request.pdf, at 19-21, at 19 for quote.

29 https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-change-information-request.pdf, at 19.

30 https://lobbymap.org/company/Wells-Fargo-edfc446a82c92d23f50913205d8ea1c4/JP/projectlink/Wells-Fargo-in-Sustainable-Finance-4ce683fb992c2165618a7fe84c13bc5e

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.

5

The Company’s federal lobbying reports indicate that it engaged directly on “green lending/tax credits” and “issues pertaining to Environmental Social Governance (ESG),” 31 but the positions Wells Fargo took were not identified. It also disclosed in a federal lobbying report that it lobbied on the Inflation Reduction Act (“IRA”) and Build Back Better bill,32 but only on tax provisions, squandering an opportunity to lobby in favor of those bills’ climate provisions, and its clients’ needs.

In addition, trade associations to which Wells Fargo belongs have engaged in lobbying and other policy influence activities that are not aligned with the Company’s own or the Paris Agreement’s climate goals. Wells Fargo’s InfluenceMap “relationship score” of 43 out of 100 and overall grade of D+33 reflect negative and relatively intense trade association engagement, including:

●	The U.S. Chamber of Commerce, to which the Company belongs, has taken a leading role in opposing public policies designed to support decarbonization and was assigned an E- rating, the second-worst available, by InfluenceMap.[34] Among many other actions,[35] the group sued and obtained a stay of the Clean Power Plan, Environmental Protection Agency (“EPA”) rules that would have slashed GHG emissions from coal-fired power plants.[36] It also supported rules adopted by the National Highway Traffic Safety Administration and EPA in 2019 to pre-empt California’s stronger emissions standards for cars and light trucks.[37] The fact that the U.S. Chamber claims to broadly support climate action—albeit measures that involve “collaboration, not confrontation”[38]—should not be permitted to obscure its harmful climate advocacy activities. It also opposed the IRA and the U.S. SEC’s climate disclosure rule, claiming the proposed rule is unprecedented in scope and overly prescriptive.[39]

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31 https://lda.senate.gov/filings/public/filing/f9075792-2519-4d71-91ed-fe87bded1a3c/print/

32 https://www.opensecrets.org/federal-lobbying/clients/bills?bid=hr5376-117&id=D000019743&year=2021

33 https://lobbymap.org/company/Wells-Fargo-edfc446a82c92d23f50913205d8ea1c4/JP/projectlink/Wells-Fargo-in-Sustainable-Finance-4ce683fb992c2165618a7fe84c13bc5e

34 https://ca100.influencemap.org/Industry-Associations

35 A more comprehensive presentation of the Chamber’s harmful lobbying on climate issues can be found at https://www.changethechamber.org/the-facts

36 https://www.reuters.com/article/us-usa-court-carbon-idUSKCN0VI2A0

37 See https://eelp.law.harvard.edu/2018/08/cafe-standards-and-the-california-preemption-plan/; https://www.nhtsa.gov/sites/nhtsa.gov/files/2021-12/CAFE-Preemption-Final-Rule-Web-Version-tag.pdf, at 4.

38 https://www.uschamber.com/climate-change

39 https://www.uschamber.com/assets/documents/US-Chamber-comment-on-SEC-Climate-Related-Disclosure_FINAL.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.

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●	The Business Roundtable (“BRT”), of which Wells Fargo CEO Scharf is a member,[40] has also engaged in public policy advocacy opposing movement away from fossil fuels, earning it a D+ grade from InfluenceMap.[41] It lobbied against the 2021 Build Back Better reconciliation bill,[42] which would have imposed a Clean Energy Standard designed to reduce emissions from the electric power sector by 80% by 2030,[43] and the IRA,[44] with its billions of dollars of clean energy incentives.[45] The BRT also opposed key provisions of the SEC’s Climate Disclosure Rules,[46] arguing that climate disclosures “will not solve the problem” of climate change because it involves “complex issues that need to be solved through the legislative process.”[47] This public policy advocacy is in direct contradiction to its professed commitment, articulated in its 2019 “Statement on the Purpose of a Corporation,” to “protect the environment by embracing sustainable practices across our businesses.”[48]

●	Wells Fargo is a member of the Financial Services Forum (“FSF”) and Bank Policy Institute (“BPI”), whose comment letters on the Climate Disclosure Rules argued that the SEC should not require disclosure of climate-related financial statement metrics and that bank disclosure of Scope 3 financed emissions is not feasible.[49] The FSF also objected to principles for the effective management and supervision of climate-related financial risks issued by the Basel Committee on Banking Supervision, urging the use of a “phased approach” and “a risk-based approach that considers the unique characteristics of each bank….”[50] BPI further engaged the OCC in March 2022 on incorporation of climate risk into bank supervision. The BPI outlined major challenges to draft principles for climate-related financial risk management, and several Wells Fargo staff participated in that meeting.[51]

3.	Investors are increasingly requesting disclosure of climate lobbying information, including policy alignment activities, and leading companies are analyzing alignment with emissions reduction goals, both their own and those of the Paris Agreement.

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40 https://www.businessroundtable.org/about-us/members

41 https://ca100.influencemap.org/Industry-Associations

42 https://popular.info/p/updates-the-corporate-campaign-to

43 https://www.vox.com/22579218/clean-energy-standard-electricity-infrastructure-democrats

44 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

45 https://www.nytimes.com/2022/08/02/business/dealbook/inflation-reduction-act-analysis.html; https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

46 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

47 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

48 https://www.businessroundtable.org/business-roundtable-redefines-the-purpose-of-a-corporation-to-promote-an-economy-that-serves-all-americans

49 See, e.g., https://www.manifestclimate.com/blog/wall-street-takes-on-the-secs-climate-disclosure-rule/;

50 https://fsforum.com/a/media/fsf---bcbs-climate-risk-principles-comment-letter.pdf

51 https://www.regulations.gov/document/OCC-2021-0023-0317

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.

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Investors increasingly expect companies to disclose information on their direct and indirect lobbying efforts on climate issues as well as how those activities align with the companies’ own climate-related goals and the goals of the Paris Agreement. In the 2021 proxy season, five shareholder proposals asking companies to report on how their lobbying activities align with the goals of the Paris Agreement received support from a majority of shares voted.52 Sixty-five percent of investors responding to the 2021 Institutional Shareholder Services (“ISS”) global policy survey on climate issues supported companies reporting on how corporate and trade association lobbying activities are in alignment (or not in contradiction) with limiting global warming in line with Paris Agreement goals.53

The Climate Action 100+ initiative, made up of large and small investors with a total of over $60 trillion in assets under management, has established a Net-Zero Benchmark, asking 165+ target companies to disclose how their lobbying activities, both direct and through trade associations, align with the net-zero goals of the Paris Agreement.54

The Global Standard on Responsible Climate Lobbying, issued in March 2022 following a multi-stakeholder global consultation, including companies and investors, includes 14 indicators representing best practice for lobbying and public policy activities related to climate change. The indicators recommend company practices in four broad areas:

●	Commitment to Paris-aligned public policy advocacy;
●	Robust governance of climate lobbying, including management and board oversight and a clear framework for evaluating alignment;
●	Analysis and reporting on alignment between public policy advocacy (both direct and indirect through organizations) and Paris Agreement goals; and
●	Public disclosure of all organizations involved in climate lobbying to which a company belongs or provides funds, as well as assessment of the impact of those organizations’ advocacy activities.[55]

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52 https://corpgov.law.harvard.edu/2021/08/11/2021-proxy-season-review-shareholder-proposals-on-environmental-matters/

53 https://www.issgovernance.com/file/publications/2021-climate-survey-summary-of-results.pdf

54 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

55 https://climate-lobbying.com

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.

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Responding to this investor demand, leading companies are publishing reports on their climate lobbying activities.56 These include companies from industries as diverse as banking, oil and gas, and consumer products, to airlines, autos, and healthcare. Truist57 is a recent U.S. banking example beginning to report this information. Citigroup Inc. also reported on its trade associations involved in climate lobbying, and related context, in its 2022 TCFD report.58 A leading example of a company doing this policy advocacy alignment well is Unilever plc.59

4.	Wells Fargo’s existing disclosures fall short of what the Proposal requests because they do not include:
a.	any alignment analysis of direct nor indirect climate advocacy activities nor positions
b.	whether or how stakeholders are consulted in this process or assessment
c.	a comprehensive reporting of its partners, trade associations, and funded policy nonprofits engaged on climate-related issues
d.	definitions nor a framework for assessing alignment or misalignments regarding climate advocacy positions.

In its Statement in Opposition to the Proposal, Wells Fargo argues that its existing disclosures make the Proposal’s requested report unnecessary. We disagree. As an initial matter, Wells Fargo’s contributions to 527 organizations, political action committee campaign contributions, and standing in the Center for Political Accountability-Zicklin Index are irrelevant to the Proposal because they deal with election-related political spending rather than lobbying and other public policy advocacy.

Wells Fargo does make some factual disclosures about direct lobbying expenditures. It files mandated reports on its own efforts to influence public policy by reporting on the topics discussed (though not the stances taken on those issues). Its most recent CDP report states that the Company analyzed the only specific direct policy advocacy activity mentioned in that report—its Climate SEC Disclosure Rule comment—and determined that it is “aligned” with the Paris Agreement’s goals, though no analysis or reasoning is provided, including the standard used to assess alignment.60 Even that example, however, has the Company noting that its comments were in “support, with major exceptions.” Neither the CDP report nor any other Wells Fargo disclosures satisfy the Proposal’s core request—to analyze alignment between its climate commitments and its public policy advocacy.

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56 https://lobbymap.org/filter/List-of-Companies-and-Influencers#9

57 https://filecache.investorroom.com/mr5ir_truist/681/truist-climate-lobbying-summary.pdf

58 https://www.citigroup.com/rcs/citigpa/storage/public/taskforce-on-climate-related-financial-disclosures-report-2022.pdf, at 33-37.

59 https://www.unilever.com/planet-and-society/climate-action/using-our-voice-for-a-zero-carbon-future/; https://assets.unilever.com/files/92ui5egz/production/bbe89d14aa9e0121dd3a2b9721bbfd3bef57b8d3.pdf/unilever-climate-transition-action-plan-19032021.pdf at 36-39; https://www.business-humanrights.org/en/latest-news/unilever-quits-businesseurope-following-tensions-over-lobby-groups-stance-on-environment-climate-change/

60 https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-change-information-request.pdf, at 19.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.

9

Wells Fargo’s trade association disclosure is similarly incomplete. The Company discloses the identity of “principal financial services industry trade associations that received membership dues from Wells Fargo and its subsidiaries.”61 It does not provide any information, though, on those trade associations’ climate policy positions or policy influence activities, nor the names of some of its non-U.S. trade associations. Wells Fargo left blank many of the CDP questions regarding its membership role in trade associations that are likely to take a position on climate policy, including whether it has evaluated its engagement with such groups for alignment with Paris (Agreement) and whether each trade association’s position on climate change differs from Wells Fargo’s.62 Especially given the more significant (and typically negative) role played by trade associations on climate policy, the Company’s failure to address the extent to which trade associations’ policy advocacy is in alignment with Wells Fargo’s net zero commitment and the goals of the Paris Agreement, leaves the Proposal almost entirely unimplemented.

Finally, the Proposal asks that Wells Fargo’s alignment analysis and report include certain specific information, none of which Wells Fargo provides. The Proposal requests that Wells Fargo identify the activities and positions analyzed, the criteria used to assess alignment, and involvement of stakeholders, if any, in the analytical process. None of that information appears in Wells Fargo’s current disclosures.

Conclusion

As long-term investors in Wells Fargo, we are not asking for a report for reporting’s sake. We believe that the requested disclosures would be in the best interest of the Company’s risk management process, its oversight and governance performance, and its client support—not to mention the achievement of its own corporate goals--and would help ensure that Wells Fargo’s direct and indirect public policy advocacy supports the kinds of policies needed to support clients’ transitions and accomplish the goals of the Paris Agreement. Issuing the requested report would allow Wells Fargo to not only meet the increased expectations of investors, but also to join the leaders in the business community increasingly providing their thinking and analysis of climate policy consistency.

We urge you to vote FOR proposal #7 on Wells Fargo’s proxy card.

If you have any questions or need additional information, contact Natalie Wasek, Seventh Generation Interfaith Inc., at Natalie@sgicri.org.

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61 https://www.wellsfargo.com/about/corporate-responsibility/government-relations/

62 https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-change-information-request.pdf, at 19-21.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.

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